Exhibit 99.1

ZIM Announces New Chartering Agreement for Thirteen Vessels

Attractive Transaction to Further Strengthen Core Operating Fleet and
Support Long-Term Growth Strategy

Five Secondhand Vessels Expected to be Delivered in Q1-Q2 2022
and Eight Newbuilds Expected to be Delivered in 2023-2024

HAIFA, Israel – February 10, 2022 – ZIM Integrated Shipping Services (NYSE: ZIM) announced today a new charter agreement with Navios Maritime Partners L.P., according to which ZIM will charter a total of thirteen container vessels comprising five secondhand vessels and eight newbuild vessels for total charter hire consideration of approximately $870 million. The five secondhand vessels which range from 3,500-4,360 TEUs and are expected to be delivered in the first and second quarters of 2022, will be deployed across ZIM’s global network. The eight 5,300 TEU wide beam newbuilds scheduled to be delivered during the third quarter of 2023 through the fourth quarter of 2024, are expected to be deployed in trades between Asia and Africa. The charter duration of the secondhand vessels is up to 4.5 years, while the charter duration of the newbuild vessels is up to 5.3 years.

Eli Glickman, ZIM President & CEO, stated: “With this latest chartering transaction, we continue to execute on our strategy of chartering-in highly versatile vessels to best serve our customers and meet significant and sustained demand across our global network. This transaction enhances our position as a global-niche operator, contributing immediate much needed tonnage in required sizes, as well as securing additional high-quality and cost-effective capacity to meet growing demand in the future. Looking ahead, we expect to continue to capitalize on opportunities to further strengthen our commercial prospects and support our operational agility, while maintaining our prudent capital allocation strategy to maximize shareholder value.”

About ZIM
ZIM (NYSE: ZIM) is a global container liner shipping company with leadership positions in the markets in which it operates. Founded in Israel in 1945, ZIM is a veteran shipping liner, with decades of experience providing customers with innovative seaborne transportation and logistics services, a reputation for industry-leading transit times, schedule reliability and service excellence. Additional information about ZIM is available at www.ZIM.com.

Forward Looking Statements
This press release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM's ability to meet growing market demand and to provide reliable service to customers, as well as assessment as to the growth trend of the market. These risks and uncertainties include, but are not limited to: the possibility that ZIM will not be able to meet demand from customers, the risk that the growth trend of the market will not continue or be slower than expected; the risk that current trends in the chartering market will weaken or reverse, and other factors detailed from time to time in ZIM's periodic reports and filings with the Securities and Exchange Commission ("SEC"), including ZIM's annual report on Form 20-F filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM does not make any prediction or statement about the performance of its securities.

ZIM Contacts
Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com